

September 25, 2017

Michael J. Loiacono
Chief Financial Officer
Tapimmune Inc.
5 West Forsyth Street; Suite 200
Jacksonville, FL 32202

   Re: TAPIMMUNE INC.
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed March 14, 2017
    File No. 001-37939

Dear Mr. Loiacono:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Notes to Consollidated Financial Statements

Note 6. Research Agreement Obligations, page 8

1. You have derecognized liabilities related to the Crucell Holland B.V. Research License and Option Agreement, and recorded a debt extinguishment gain from this debt, based solely on your internal analysis and not on a binding legal release from the obligation, either judicially or by the creditor. Please explain how your accounting treatment for this liability complies with the guidance in ASC 405-20-40 for the derecognition of a liability.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Michael J. Loiacono
Tapimmune Inc.
September 25, 2017
Page 2

You may contact Sasha Parikh at 202-551-3627 or Christine Torney at 202-551-3652 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance